                     [HAVAS ADVERTISING LOGO APPEARS HERE]

For immediate release                                              March 1, 2001


                   EXCELLENT YEAR 2000 FOR HAVAS ADVERTISING
               STRONG INCREASES IN REVENUE:+ 48.6%, EBIT*: + 68%
                            AND NET INCOME: + 58,4%

Havas Advertising has kept its promises in terms of organic growth: + 13.8% and EBIT Ratio: 14% (margin expansion of 1.6 percentage points over 1999)

        Results are above expectations with EBIT of 251.4 million (euro) and net income (before extraordinary and goodwill) of 122.8 million (euro)

     Snyder integration has been successfully completed, and results are in line with forecasts: revenue + 31%; profitability: 15.6%

             Havas Advertising expects another growth year in 2001


The Board of Directors of Havas Advertising closed the accounts for fiscal 2000 at its meeting held on March 1, 2001 and chaired by Alain de Pouzilhac, chairman and chief executive officer.



*In this release EBIT refers to EBIT before goodwill amortization

I.  2000 REPORTED RESULTS (French GAAP)
---------------------------------------

1.  Financial highlights from the consolidated income statement
---------------------------------------------------------------

Million (euro)                                      1999          1999            2000         Percent
                                                                   new                         change
                                                  reported      accounting
                                                                  method

                                                  --------      ----------    ----------       --------
Restated billings                                  8 057.9         8 057.9

Revenue                                            1 208.1         1 208.1        1 795.6       + 48.6%

EBITA                                                150.9           149.6          251.4       + 68.0%

EBIT/Revenue ratio                                    12.5%           12.4%          14.0%

----------------------------------------------------------------------------------------------------------------------------
NET INCOME
(group share) before
extraordinary and goodwill                            79.4            77.5          122.8       + 58.4%

Diluted EPS (before
extraordinary and goodwill)                    (euro) 0.48     (euro) 0.47    (euro) 0.60       + 28.2%
----------------------------------------------------------------------------------------------------------------------------

Net income (group share)
after extraordinary and goodwill                      56.1            54.2           89.2       + 64.6%

Figures for 2000 take into account the fourth quarter results for Snyder Communications, which was acquired on September 26, 2000. For comparison purposes, 1999 figures have been adjusted in compliance with new French accounting methods adopted for fiscal 2000 (adjustments essentially concern deferred taxes and liabilities for pensions and benefits).

2.  PRO FORMA key figures for 2000 results (for informational purposes)
-----------------------------------------------------------------------

          If the acquisition of Snyder had been effective on January 1, 2000, PRO FORMA key figures for Havas Advertising would have been as follows:

Million (euro)                     1999                2000         Percent
                                    new            incl. Snyder     change
                                 accounting            over
                                   method           12 months
                                 ----------

Revenue                            1 208.1           2 284.1        + 89.1%

EBIT                                 149.6             321.4       + 114.8%

EBIT/Revenue ratio                    12.4%             14.1%

--------------------------------------------------------------------------------
NET INCOME
(group share) before
extraordinary and goodwill            77.5             161.7         108.6%

Diluted EPS (before
extraordinary and goodwill)    (euro) 0.47       (euro) 0.57        + 22.6%
--------------------------------------------------------------------------------


3.  Performance overview for 2000
---------------------------------

Strong increase in revenue

On an unadjusted basis, consolidated revenue for 2000 (1,796 M euro) increased by 48.6%. Excluding contributions from Snyder and other acquisitions made during 2000, revenue increased 22.3%. Adjusted to exclude the effects of currency fluctuations and acquisitions, revenues were up 13.8% (compared to +12.7% at year-end 1999) and growth by geographic region was as follows: +17.4% for Europe, +6.3% for North America, +14.1% for Asia Pacific and + 22.2% for Latin America.

On a pro forma basis, taking into account Snyder's continuing operations (excluding discontinued and sold business activities and Circle.com), revenue for the full year 2000 of Havas Advertising would have been 2,284 M (euro). Adjusted to exclude the effects of currency fluctuations and acquisitions, this increase would also have been + 13.8%, due to a 13.7% increase in Snyder activities throughout the year 2000. On this same pro forma basis, organic growth would have been unchanged for Asia Pacific and Latin America but would have been +11% for North America and +15.7% for Europe.

Also on a pro forma basis, the geographic revenue mix was 43.7% for North America, 48.6% for Europe (of which 15% was for France), 3.8% for Asia Pacific and 3.9% for Latin America.

Revenues, whether reported or pro forma, do not include Circle.com, in which the group has a retained interest of approximately 17%, accounted for by the equity method. Havas Advertising announced on February 5, 2001 an agreement to acquire 100% of Circle.com tracking stock.

All of these figures show a strong increase in the group's revenues, due to record new business gains (3.7 billion (euro) of net gains for the full year
2000) and an aggressive acquisition program. Over 90% of the acquisitions made in 2000 were in the high-growth, high-margin sector of Marketing Services.

These figures do not yet reflect any significant benefit from synergies resulting from the successful integration of Snyder companies into the Havas Advertising group, These synergies, which began to bear fruit during the fourth quarter of 2000, are expected to make significant contributions beginning this year.

Excellent profitability growth on strong margin expansion

EBIT grew 68% to 251.4 million (euro). The EBIT to revenue ratio was 14%, representing a profit margin improvement of 1.6 percentage points compared to the group's performance in 1999, using comparable accounting methods.

On a pro forma basis, taking Snyder into account over the full 12 month period, EBIT would have been 321.4 million (euro) and the EBIT ratio would have been 14.1%. This result can be broken down as an EBIT ratio for Havas Advertising before the integration of Snyder of 13.4% (representing a 1 percentage point improvement in the profit margin, in line with the group's previously stated objectives) and 15.6% for Snyder's recurring operations on a full-year basis (in line with expectations).

Strong increase in net income and earnings per share

Net income after taxes, on group share basis, before extraordinary items and goodwill, amounted to 122.8 million (euro) i.e. up 58.4%. This same result yielded fully diluted earnings per share of 0.60 (euro), up 28.2% compared to 1999. On a pro forma basis, the net income after taxes, extraordinary items and goodwill, would have been 161.7 million (euro), up 108.6% (The per share increase would have been +22.6%).

These results take into account income tax of 83.9 million (euro), representing an average rate of 34.3% (34.6% on a pro forma basis).

The Media Planning Group, in which Havas Advertising has a 45% stake, has been fully consolidated, with the remaining 55% owned by Spanish shareholders being represented as minority interests. Havas Advertising announced on January 22, 2001 an agreement by which it would increase its stake in the Media Planning Group to 100% in 2001.

After extraordinary items (net positive amount of 1.1 million (euro) and after amortization of goodwill, the net income (group share) amounted to 89.2 million
(euro), up 64.6% compared to 1999.

A sound financial structure

In 2000, cash flow amounted to 250 million (euro), a 73.6% increase compared to 1999. 97 million (euro) of the 1999 Oceane convertible bond were converted during 2000, resulting in a year end balance of 87 million (euro). A new Oceane convertible bond in the amount of 709 million (euro) was issued in December 2000 to enable the group to finance its ongoing acquisition program on better terms.

At December 31, 2000, excluding the two Oceane bonds mentioned above, the group registered a positive cash position of 386 million (euro).



II.  DIVIDEND
-------------

The Board of Directors has decided to propose to the General Shareholders Assembly that a dividend of 0.17 (euro) per share be distributed (before tax credit), an increase of 13.3% compared to 1999.

III. OUTLOOK FOR 2001
---------------------

"The outlook for Havas Advertising for 2001 and beyond looks very positive. Today, we are the 4th largest communications group worldwide," commented Alain de Pouzilhac. "We believe our strong business fundamentals and growth prospects will make us an even more important player in our industry going forward. Currently, over 60% of our revenue stems from the most dynamic sectors of the market - marketing services and media expertise. The acquisition of Snyder and the full integration of both Snyder and Media Planning Group will greatly contribute to this industry-leading business mix. Cross-fertilization benefits and synergies with the Snyder companies are well underway and should make significant contributions to our growth, both geographically and in terms of new business development."

"As our industry continues to evolve in line with client imperatives, marketing services and traditional advertising will converge into an integrated communications offering. With our dominant presence in marketing services and our long-standing expertise in traditional advertising, we believe Havas Advertising is ideally positioned to meet client needs through efficient and high quality service capabilities. In keeping with our stated growth strategy, Havas Advertising has developed a new 3-year plan for 2001-2003, which includes the following objectives: organic revenue growth in a range of 10 to 15% per year, a continued aggressive acquisition program, and an improved EBIT margin which should result in annual cash earnings per share growth of between 15 to 20%".

Havas Advertising will also host a conference call on Friday, March 2, 2001 at 9:00 AM EST (3:00 PM French Time) to discuss the full-year results. This call will also be broadcast live over the Internet at www.havas-advertising.com and
                                                 -------------------------
www.havas-advertising.fr. To access the webcast, participants should visit the
------------------------
Havas Advertising website at least fifteen minutes prior to the start of the call to download and install any necessary audio software. There will be a replay of the webcast available for 30 days.

Contacts :
Julie-Emilie Ades  33 1 41 34 30 16
Alain Camon        33 1 41 34 30 51


About Havas Advertising

Havas Advertising (Nasdaq: HADV; Euronext Paris SA: HAV.PA) is the world's fourth largest communications group*. Based in Paris, Havas Advertising has four operating divisions - Euro RSCG Worldwide, headquartered in New York, NY, Media Planning Group in Barcelona, Spain, Diversified Agencies Group in Paris, France and Arnold Worldwide Partners, headquartered in Boston, Massachusetts. Havas Advertising brings a multicultural approach to its business that distinguishes it from other major communications companies. Havas Advertising has a presence in 75 countries. Havas Advertising offers a complete line of communications services, including general advertising, direct marketing, media planning and buying, corporate communications, sales promotion, design, sports marketing, human resources, multimedia interactive communications and public relations. Havas Advertising has a worldwide presence of over 250 agencies and a staff of approximately 20,000.

Further information on Havas Advertising can be found on the company's web site at: www.havas-advertising.com or in Havas Advertising's filings, which may be
    -------------------------
obtained free of charge at the SEC's website, www.sec.gov.
*  Advertising Age Annual Agency Report ranking, April 24, 2000


FORWARD-LOOKING INFORMATION

This document contains certain "forward-looking statements" within the meaning of the private Securities Litigation Reform Act of 1995, including statements about the proposed acquisition of Circle.com. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words like "believe," "expect," "anticipate," "estimated," "pro forma," and "intend" or future or conditional verbs such as "will," "would," or "may." Certain factors that could cause actual results to differ materially from expected results include delays in completing the Circle.com transaction or Media Planning Group acquisition, difficulties in integrating Circle.com with Havas Advertising's other businesses, and changes in global economic, business, competitive market and regulatory factors.